Exhibit 99.1

REE Automotive Announces Receipt of Nasdaq Delisting Notice

TEL AVIV, Israel, July 03, 2026 (GLOBE NEWSWIRE) -- REE Automotive Ltd. (Nasdaq: REE) (“REE” or the “Company”), an automotive technology company that develops and builds software-defined vehicle technology, today announced that it has received a letter from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that due to the fact that it has not regained compliance with Nasdaq Listing Rule 5550(a)(2), the Nasdaq staff has determined to delist the Company’s Class A ordinary shares (the “Ordinary Shares”) from The Nasdaq Capital Market (the “Delisting Determination”) and its Ordinary Shares will be suspended from trading on the Nasdaq Capital Market on July 7, 2026.

As previously reported, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2), as the closing bid price for its Ordinary Shares was below $1.00 per share (the “Minimum Bid Price Requirement”) for 30 consecutive business days beginning on May 15, 2025 through June 27, 2025. On July 1, 2025, Nasdaq notified the Company that the closing bid price of its Ordinary Shares had been below $1.00 for 30 consecutive business days, triggering a deficiency under the Minimum Bid Price Requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided an initial 180-day period, through December 29, 2025, to regain compliance. On December 30, 2025, Nasdaq determined that REE met all other applicable continued listing criteria and was therefore eligible for an additional 180-day extension, through June 29, 2026, to cure the deficiency. Because the Company has not regained compliance with the Minimum Bid Price Requirement during the additional 180-days compliance period, Nasdaq sent the Delisting Determination on June 30, 2026.

The Company may request a hearing before the Nasdaq Hearings Panel by July 7, 2026, but does not intend to do so. The trading of the Company’s Ordinary Shares will be suspended on the Nasdaq Capital Market at the opening of business on July 7, 2026, and Nasdaq will file a Form 25-NSE with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on Nasdaq.

About REE Automotive

REE Automotive (Nasdaq: REE) is an automobile technology company that develops and produces cutting edge software-defined vehicle, or SDV, technology that manages vehicle operations and features through proprietarily-developed software, enabling what we believe to be safer, more modular, and better performing vehicles. Our advanced SDV technology utilizes zonal architecture to enhance redundancy and stability and it contains the capabilities for updates and improvements over-the-air throughout an SDV’s lifespan. This makes Powered by REE® vehicles highly adaptable to customer and market changes and our technology is designed in an effort to be future proofed, autonomous capable. As the first company to FMVSS certify a full by-wire vehicle in the U.S., REE’s proprietary by-wire technology for drive, steer and brake control eliminates the need for mechanical connection. Our approach of “complete not compete” allows original equipment manufacturers, or OEMs, and technology companies to license our technology in order to design and build vehicles reliant upon our SDV technology to their specific requirements and needs. To learn more about REE Automotive’s patented technology and unique value proposition that position the Company to break new ground in e-mobility, visit www.ree.auto.

Media Contact

Keren Shemesh
Chief Marketing Officer for REE Automotive

info@REE.auto

Investor Contact

Hai Aviv
Chief Finance Officer for REE Automotive
investors@REE.auto